                                                  Filed Pursuant to Rule 424(b)5
                                                  Registration No. 333-60474

PRICING SUPPLEMENT No. 11
to Prospectus Supplement dated October 31, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

                               3,500,000 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES G
       8.0% Yield Enhanced Equity Linked Debt Securities Due April 6, 2006
       Performance Linked to Lyondell Chemical Company (LYO) Common Stock

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series G, this pricing supplement and the accompanying prospectus supplement, dated October 31, 2003 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated June 14, 2001 (the "MTN prospectus supplement") and the accompanying prospectus dated June 14, 2001 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o  INDEX STOCK ISSUER: Lyondell Chemical     o  DENOMINATION: $29.9336 and
   Company ("Lyondell"). Lyondell is not        integral multiples thereof.
   involved in this offering and has no
   obligation with respect to the notes.     o  LISTING: The YEELDS will not be
                                                listed on any exchange.
o  INDEX STOCK: The common stock of the
   index stock issuer.                       o  PAYMENT AT MATURITY: Unless
                                                Lehman Brothers Holdings has
o  STATED MATURITY DATE: April 6, 2006,         selected the stock settlement
   subject to postponement if a market          option noted below, on the
   disruption event occurs on any               stated maturity date, Lehman
   averaging day, including the valuation       Brothers Holdings will pay you
   date.                                        in cash, per YEELD, the lesser
                                                of:
o  AVERAGING PERIOD: The last five
   scheduled trading days ending on the         (1) the alternative redemption
   valuation date (each an "averaging               amount; and
   day"), subject to postponement if a
   market disruption event occurs, as           (2) $35.92032.
   described under "Market Disruption
   Events; Postponement of an Averaging         Because the principal amount is
   Day, including Valuation Date, Because       equal to the initial value, the
   of a Market Disruption Event" on page        alternative redemption amount
   PS-3 of this pricing supplement.             per YEELD will equal the
                                                settlement value.
o  VALUATION DATE: March 30, 2006, subject
   to postponement if a market disruption       The settlement value will be
   event occurs, as described in this           based upon the arithmetic
   pricing supplement.                          average of the adjusted closing
                                                prices of the  index stock on
o  DETERMINATION PERIOD: Five business          each averaging day during the
   days.                                        averaging period, and shall
                                                generally be equal to such
o  COUPON RATE: 8.0% per annum.                 arithmetic average multiplied by
                                                the multiplier, as described
o  COUPON PAYMENT DATES: January 6, April       beginning on page PS-2 of this
   6, July 6 and October 6 of each year,        pricing supplement under
   beginning on July 6, 2005.                   "Settlement Value Based Upon
                                                Arithmetic Average of Adjusted
o  COUPON RECORD DATES: 15 calendar days        Closing Prices".
   prior to each coupon payment date.
                                             o  STOCK SETTLEMENT OPTION: Yes; if
o  PRINCIPAL AMOUNT: $29.9336 per YEELD         Lehman Brothers Holdings has
   and, in the aggregate, $104,767,600.         selected the stock settlement
                                                option, on the stated maturity
o  EQUITY CAP PRICE: $35.92032, which           date, Lehman Brothers Holdings
   represents 120% of the initial value.        will deliver to you, per YEELD,
                                                a number of shares of Lyondell
o  INITIAL VALUE: $29.9336, which is the        common stock equal to the sum of
   average execution price per share for        the daily settlement share
   the index stock that an affiliate of         numbers for each averaging day
   Lehman Brothers Holdings paid to hedge       during the averaging period, all
   Lehman Brothers Holdings' obligations        as described beginning on page
   under the notes.                             PS-3 of this pricing supplement
                                                under "Stock Settlement Option".

   Investing in the notes involves risks. Risk Factors begin on pages PS-2 of this pricing supplement and S-6 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                                   Per YEELD          Total
Public offering price.........................    $  29.933600   $  104,767,600
Underwriting discount.........................    $   0.074834   $      261,919
Proceeds to Lehman Brothers Holdings..........    $  29.858766   $  104,505,681

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 525,000 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about March 30, 2005.

                             ----------------------

                                 LEHMAN BROTHERS

March 22, 2005
"YEELDS" is a registered trademark of Lehman Brothers Inc.

                             ADDITIONAL RISK FACTORS

THE INCLUSION OF COMMISSIONS AND PROJECTED PROFIT FROM HEDGING IN THE PUBLIC
OFFERING PRICE IS LIKELY TO ADVERSELY AFFECT SECONDARY MARKET PRICES.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Lehman Brothers Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price, since the public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging the obligations of Lehman
Brothers Holdings under the notes. In addition, any such prices may differ from values determined by pricing models used by Lehman Brothers Inc., as a result of dealer discounts, mark-ups or other transaction costs.

THE NOTES MAY NOT BE ACTIVELY TRADED.

The notes are not listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide significant liquidity. Lehman Brothers Inc. currently intends to act as a market maker for the notes, but it is not required to do so.

YOU HAVE NO SHAREHOLDER RIGHTS.

Investing in the notes is not equivalent to investing in the common stock of
Lyondell. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the common stock of Lyondell.

IF A MARKET DISRUPTION EVENT OCCURS ON A DAY THAT WOULD OTHERWISE BE AN
AVERAGING DAY, THERE WILL BE A DELAY IN SETTLEMENT OF THE YEELDS.

If a market disruption event occurs on a day that would otherwise be an averaging day, settlement of the YEELDS will be delayed, depending on the circumstances surrounding the market disruption event, for up to 40 trading days following the stated maturity date.

    SETTLEMENT VALUE BASED UPON ARITHMETIC AVERAGE OF ADJUSTED CLOSING PRICES

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the arithmetic average of the adjusted closing prices of the index stock on each of the last five scheduled trading days ending on, and including, the valuation date, and shall generally be equal to such arithmetic average multiplied by the multiplier. Adjustments to the closing prices will occur, as described below, if
Lyondell changes the per share amount of dividends it pays on its shares of common stock during the term of the YEELDS.

The adjusted closing price of Lyondell common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of shares of common stock of Lyondell are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment)
from Lyondell and the amount of the dividend is less than the base dividend (as described below) per share of common stock, including if Lyondell fails to declare or make a quarterly dividend payment on its shares of common stock (as determined by the calculation agent in its sole and absolute discretion), the dividend adjustment amount then in effect shall be reduced on the ex-dividend date for the Lyondell dividend (such day, the "effective adjustment date") by an amount equal to the difference between the base dividend and the new dividend.
Any such downward adjustment of the dividend adjustment amount may decrease the amount you receive upon maturity. The "base dividend" shall be $0.225, the amount of the quarterly dividend per share of common stock most recently paid by
Lyondell prior to the date of this pricing supplement, subject to adjustment in the event of certain events affecting the shares of common stock of Lyondell, such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. If the calculation agent determines in its sole and absolute discretion that Lyondell has failed to declare or make a quarterly dividend payment, the effective

                                      PS-2

adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following the 8th day of each January, July or October and the valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of Lyondell common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from Lyondell and the amount of the dividend is more than the base dividend per share, the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the excess of the new dividend over the base dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of Lyondell, such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

           MARKET DISRUPTION EVENTS; POSTPONEMENT OF AN AVERAGING DAY,
         INCLUDING VALUATION DATE, BECAUSE OF A MARKET DISRUPTION EVENT

Notwithstanding the description of market disruption events set forth in the
YEELDS prospectus supplement under "Description of the Notes--Market disruption events", the fact that Lehman Brothers Holdings, or any of its affiliates, is unable, after using commercially reasonable efforts, to unwind or dispose of, or realize, recover or remit the proceeds of, any transactions or assets it deems necessary to hedge the equity price risk of entering into and performing its obligations with respect to the notes shall not constitute a market disruption event.

If a market disruption event occurs on a day that would otherwise be an averaging day, as set forth on the cover page of this pricing supplement, such averaging day will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled averaging day, then (a) that eighth scheduled trading day shall be deemed to be that averaging day and (b) the calculation agent shall determine the adjusted closing price of the index stock for that eighth scheduled trading day, based upon its good faith estimate of the value of the index stock as of the close of trading on the relevant exchange on such day. If any averaging day is postponed, all subsequent averaging days will also be postponed; the next subsequent averaging day will then be the next scheduled trading day on which no market disruption event occurs (subject to the eight scheduled trading day limitation described above). As a consequence, the occurrence of a market disruption event on a day that would otherwise be an averaging day may result in non-consecutive averaging days.

                             STOCK SETTLEMENT OPTION

If Lehman Brothers Holdings so elects at its sole option with not less than 15 days prior written notice to the trustee, Lehman Brothers Holdings may, subject to the next sentence, deliver on the stated maturity date a number of shares of
Lyondell common stock equal to, per YEELD, the sum of the daily settlement share numbers for each averaging day during the averaging period, as determined by the calculation agent in its good faith judgment. The daily settlement share number for any averaging day will generally equal:

o    if the product of the adjusted closing price on such averaging day times the multiplier exceeds the equity cap price:

                   $35.92032
         0.2  x  -------------   ;  or
                 closing price

o    if the product of the adjusted closing price on such averaging day times the multiplier is equal to or less than the equity cap price:

                  adjusted closing price
         0.2  x  ------------------------  x multiplier
                       closing price

If, however, Lehman Brothers Holdings determines that it is prohibited from delivering such shares, or

                                      PS-3

that it would otherwise be unduly burdensome to deliver such shares, on the stated maturity date, it will pay in cash the amount payable at maturity if it had not elected the stock settlement option.

If the calculation above results in a fractional share, Lehman Brothers Holdings will pay cash to you in an amount equal to that fractional share, calculated on an aggregate basis in respect of the YEELDS you own, multiplied by the market value based upon the arithmetic average of the adjusted closing price of
Lyondell common stock (and any equity securities included in the calculation of the settlement value) on each averaging day during the five-trading-day averaging period.

Upon the occurrence of certain events, or if Lyondell is involved in certain extraordinary transactions, the number of shares of Lyondell common stock to be delivered may be adjusted and Lehman Brothers Holdings may deliver, in lieu of or in addition to Lyondell common stock, cash and any other equity securities used in the calculation of the daily settlement share numbers, all as determined by the calculation agent. See "Description of the Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value" on page S-12 of the accompanying YEELDS prospectus supplement.

Because the daily settlement share numbers will ordinarily be determined over the five-trading-day averaging period ending five business days prior to the stated maturity date, if Lehman Brothers Holdings elects the stock settlement option, the effect to holders will be as if the YEELDS matured over a five business day period prior to the fifth business day prior to the stated maturity date. Thus, the aggregate value of the shares of Lyondell common stock and any other equity securities and cash that you receive at maturity may be more or less than the amount you would have received had Lehman Brothers Holdings not elected the stock settlement option as a result of fluctuations in the value of these securities during the ten-day period. Consequently it is possible that the aggregate value of the cash and securities that you receive at maturity may be less than the payment that you would have received at maturity had Lehman
Brothers Holdings not elected to settle the YEELDS with shares of Lyondell common stock. In the absence of any election notice to the trustee, Lehman
Brothers Holdings will be deemed to have elected to pay the amount payable at maturity in cash.

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date if Lehman Brothers Holdings does not elect the stock settlement option. In each of these examples it is assumed that Lyondell does not change the amount of the quarterly dividends that it pays on its shares of common stock during the term of the YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $26.00:

As a result, on the stated maturity date, you would receive $26.00 per YEELD, plus accrued but unpaid coupon payments, because the settlement value of $26.00 is less than $35.92.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $32.00:

As a result, on the stated maturity date, you would receive $32.00 per YEELD, plus accrued but unpaid coupon payments, because the settlement value of $32.00 is less than $35.92.

EXAMPLE 3. ASSUMING THE SETTLEMENT VALUE IS $38.00:

As a result, on the stated maturity date, you would receive $35.92 per YEELD, plus accrued but unpaid coupon payments, because $35.92 is less than the settlement value of $38.00.

To the extent the actual settlement value differs from the values assumed above or that Lyondell changes the amount of the quarterly dividends it pays, the results indicated above would be different.

If Lehman Brothers Holdings elects the stock settlement option, the market price of the shares of Lyondell common stock that you receive per YEELD on the stated
maturity date may be less than the amount that you would have received had
Lehman Brothers Holdings not elected the stock settlement option because the number of shares you receive will ordinarily be calculated based upon the adjusted closing prices of Lyondell common stock during the five-trading-day averaging period ending five business days prior to the stated maturity date.

                                      PS-4

                    SUPPLEMENTAL USE OF PROCEEDS AND HEDGING

An amount equal to approximately 67% of the proceeds to be received by Lehman
Brothers Holdings from the sale of the notes has been or will be used by Lehman
Brothers Holdings or one or more of its subsidiaries before and immediately following the initial offering of the notes to acquire shares of the index stock.

                       INDEX STOCK ISSUER AND INDEX STOCK

LYONDELL CHEMICAL COMPANY

Lehman Brothers Holdings has obtained the following information regarding
Lyondell Chemical Company from Lyondell Chemical Company's reports filed with the SEC.

Lyondell Chemical Company is a global chemical company that manufactures and markets a variety of basic chemicals and gasoline blending components. These basic chemicals and their derivatives become building blocks for clothing, packaging, construction and home building and improvement materials, household furnishings and automobile parts. The company operates in four reportable segments: ethylene, co-products and derivatives; propylene oxide and related products; inorganic chemicals; and refining.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 6 of the base prospectus. In addition, information regarding the index stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. In connection with the offering of the notes, neither Lehman Brothers Holdings nor any of its affiliates has participated in the preparation of such documents or made any due diligence inquiry with respect to the index stock issuer. Neither Lehman
Brothers Holdings nor any of its affiliates makes any representation that such publicly available documents are or any other publicly available information regarding the index stock issuer is accurate or complete. Furthermore, Lehman
Brothers Holdings and its affiliates cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents) that would affect the trading price of the index stock issuer have been publicly disclosed.
Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the index stock issuer could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes. Neither Lehman Brothers Holdings nor any of its affiliates makes any representation to you as to the performance of the index stock issuer.

Lehman Brothers Holdings and/or its affiliates may presently or from time to time engage in business with the index stock issuer, including extending loans to, entering into loans with, or making equity investments in, the index stock issuer or providing advisory services to the index stock issuer, including merger and acquisition advisory services. In the course of such business, Lehman
Brothers Holdings and/or its affiliates may acquire non-public information with respect to the index stock issuer, and neither Lehman Brothers Holdings nor any of its affiliates undertakes to disclose any such information to you. In addition, one or more of Lehman Brothers Holdings' affiliates may publish research reports with respect to the index stock issuer, and these reports may or may not recommend that investors buy or hold the index stock. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws. As an investor in your note, you should undertake an independent investigation of the index stock issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the index stock issuer.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The index stock is listed on the New York Stock Exchange under the symbol "LYO".

The following table presents the high and low closing prices for Lyondell common stock, as reported on the New York Stock Exchange during each quarter in 2002,
2003, 2004 and 2005 (through the date of this pricing supplement), and the closing price at the end

                                      PS-5

of each quarter in 2002, 2003, 2004 and 2005 (through the date of this pricing supplement).

As indicated below, the market price of the index stock has been highly volatile during recent periods.

It is impossible to predict whether the price of the index stock will rise or fall. The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                           HIGH         LOW      PERIOD END
                                         --------    --------    ----------
2002
  First Quarter........................  $  17.31    $  12.20    $   16.61
  Second Quarter.......................     17.47       14.26        15.10
  Third Quarter........................     15.01       11.50        11.94
  Fourth Quarter.......................     14.62       10.35        12.64

2003
  First Quarter........................  $  14.40    $  11.11    $   13.95
  Second Quarter.......................     15.72       13.53        13.53
  Third Quarter........................     15.50       12.78        12.78
  Fourth Quarter.......................     17.03       12.56        16.95

2004
  First Quarter........................  $  19.00    $  14.84    $   14.84
  Second Quarter.......................     17.39       14.93        17.39
  Third Quarter........................     22.50       16.63        22.46
  Fourth Quarter.......................     29.27       21.37        28.92

2005
  First Quarter (through the date of
    this pricing supplement)...........  $  35.25    $  27.10    $   30.52

                                      PS-6

                              HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values, in each case assuming that (a) the stock settlement option is not elected, (b) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and (c) Lyondell does not change the amount of the quarterly dividends that it pays on its shares of common stock during the term of the YEELDS:

o    the percentage change from the issue price to the hypothetical settlement value;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELD;

o    the hypothetical total amount payable per YEELD on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

                                          TOTAL COUPON       HYPOTHETICAL      HYPOTHETICAL       HYPOTHETICAL
                        PERCENTAGE      PAYMENTS PAID OR     TOTAL AMOUNT    TOTAL ANNUALIZED   TOTAL ANNUALIZED
                      CHANGE FROM THE     PAYABLE ON OR       PAYABLE PER       YIELD ON THE        YIELD FROM
                      ISSUE PRICE TO   BEFORE THE STATED     YEELD ON THE      YEELDS ON THE    DIRECT OWNERSHIP
   HYPOTHETICAL      THE HYPOTHETICAL   MATURITY DATE      STATED MATURITY    STATED MATURITY     OF THE INDEX
 SETTLEMENT VALUE    SETTLEMENT VALUE     PER YEELD            DATE (1)          DATE (2)           STOCK (3)
 ----------------    ----------------  -----------------    ---------------  -----------------  ----------------

     $11.973                -60%             $2.4346            $11.973            -53.1%              -59.4%
      17.960                -40               2.4346             17.960            -32.4               -39.5
      23.947                -20               2.4346             23.947            -12.0               -19.7
      26.940                -10               2.4346             26.940             -1.9                -9.8
      29.934                  0               2.4346             29.934              8.2                 0.0
      32.927                 10               2.4346             32.927             18.3                 9.8
      35.920                 20               2.4346             35.920             28.4                19.6
      41.907                 40               2.4346             35.920             28.4                39.2
      47.894                 60               2.4346             35.920             28.4                58.8
      53.880                 80               2.4346             35.920             28.4                78.3
      59.867                100               2.4346             35.920             28.4                97.7

-----------------------

(1)  Excludes accrued but unpaid coupon payments payable on the stated maturity date.

(2)  The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
     maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

(3)  Assumes the dividend yield on the index stock remains constant for the term of the YEELDS.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-7

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc., the agent, as principal, and the agent has agreed to purchase, all of the YEELDS at the price indicated on the cover of this pricing supplement.

The agent will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by the agent.

Lehman Brothers Holdings has granted to the underwriter an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 525,000 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, the underwriter will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman
Brothers Holdings would be approximately $120,482,740, $301,207 and
$120,181,533, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about March 30, 2005, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

                                      PS-8

                               3,500,000 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES G

       8.0% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE APRIL 6, 2006
       PERFORMANCE LINKED TO LYONDELL CHEMICAL COMPANY (LYO) COMMON STOCK

                             ----------------------

                               PRICING SUPPLEMENT
                                 MARCH 22, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                             DATED OCTOBER 31, 2003,
                              PROSPECTUS SUPPLEMENT
                             DATED JUNE 14, 2001 AND
                                   PROSPECTUS
                              DATED JUNE 14, 2001)

                             ----------------------

                                 LEHMAN BROTHERS